Filed  by  Ashland  Inc.  pursuant  to  Rules  165  and  425 promulgated under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 promulgated under the Securities Exchange Act of 1934, as amended.

                                               SubjectCompany: Ashland Inc.
                                               Commission File No.: 001-02918

            (Excerpt from a press release issued May 16, 2005)



ASHLAND, MARATHON AND IRS REACH
CLOSING AGREEMENT ON TAXATION OF MAP TRANSFER


Covington, Ky. - Ashland Inc. (NYSE: ASH) and Marathon Oil Corporation (NYSE: MRO) today executed a closing agreement with the IRS regarding various tax consequences of the companies' amended agreement under which Ashland plans to transfer its 38-percent interest in Marathon Ashland Petroleum LLC (MAP) and two other businesses to Marathon.
         As announced on April 28, 2005, under terms of the amended transfer agreement, the completion of the transfer is conditioned on Ashland and Marathon entering into a closing agreement with the IRS. This condition has now been satisfied.
         The transaction continues to be subject to, among other things, approval by Ashland's shareholders and consent from Ashland's public debt holders. Ashland and Marathon have agreed to use their reasonable best efforts to complete the transaction by June 30, 2005. The termination date for the transaction is September 30, 2005.

ABOUT ASHLAND
         Ashland (NYSE: ASH) is a Fortune 500 transportation construction, chemicals and petroleum company providing products, services and customer solutions throughout the world. To learn more about Ashland, visit www.ashland.com.

FORWARD-LOOKING STATEMENTS
This news release contains forward-looking statements, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. These statements include those that refer to Ashland's expectations about the MAP transaction. Although Ashland believes its expectations are based on reasonable assumptions, it cannot assure the expectations reflected herein will be achieved. The risks, uncertainties, and assumptions include the possibility that Ashland will be unable to fully realize the benefits anticipated from the MAP transaction; the possibility the transaction may not close including as a result of failure of Ashland to obtain the approval of its shareholders and other risks that are described from time to time in the Securities and Exchange Commission (SEC) reports of Ashland. Other factors and risks affecting Ashland are contained in Ashland's Form 10-K, as amended, for the fiscal year ended Sept. 30, 2004, filed with the SEC and available on Ashland's Investor Relations website at www.ashland.com/investors or the SEC's website at www.sec.gov. Ashland undertakes no obligation to subsequently update or revise the forward-looking statements made in this news release to reflect events or circumstances after the date of this news release.

ADDITIONAL INFORMATION ABOUT THE MAP TRANSACTION
In connection with the proposed transaction, Ashland filed a preliminary proxy statement on Schedule 14A with the SEC on June 21, 2004 and an amended preliminary proxy statement on Schedule 14A on August 31, 2004. ATB Holdings Inc. and New EXM Inc. filed a registration statement on Form S-4 with the SEC on October 12, 2004, and amendments to that registration statement on Form S-4/A with the SEC on May 2, 2005, and May 10, 2005, each of which included further amendments to the preliminary proxy statement/prospectus. Investors and security holders are urged to read those documents and any other relevant documents filed or that will be filed with the SEC, including the definitive proxy statement/prospectus regarding the proposed transaction as they become available, because they contain, or will contain, important information. The definitive proxy statement/prospectus will be filed with the SEC by Ashland, and security holders may obtain a free copy of the definitive proxy statement/prospectus when it becomes available, and other documents filed with the SEC by Ashland, including the preliminary proxy statement at the SEC's website at www.sec.gov. The definitive proxy statement/prospectus, and other documents filed with the SEC by Ashland, including the preliminary proxy statement, may also be obtained for free in the SEC filings section on Ashland's Investor Relations website at www.ashland.com/investors, or by directing a request to Ashland at 50 E. RiverCenter Blvd., Covington, KY 41012. The respective directors and executive officers of Ashland and other persons may be deemed to be participants in solicitation of proxies in respect of the proposed transaction. Information regarding Ashland's directors and executive officers is available in its proxy statement filed with the SEC by Ashland on December 14, 2004. Investors may obtain information regarding the interests of participants in the solicitation of proxies in connection with the transaction referenced in the foregoing information by reading the definitive proxy statement/prospectus when it becomes available.